September 23, 2005


Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Dear Ms. Tillan,

I am in receipt of your letter dated September 9, 2005, which contains comments and questions regarding the Form 10-K filed by Jordan Industries, Inc. for the Fiscal Year Ended December 31, 2004 ("10-K"). We have carefully reviewed your questions and offer the following explanations and answers below.

1. Note 12 - Debt, page 55, footnote D

Staff Comment:
It is unclear from this footnote as to the components of the $546 million senior note balance. For each outstanding note please tell us and revise future filings to disclose the carrying value of the note in a manner that reconciles the total balance of $546 million as disclosed in your long term debt table on page 55. In addition, please tell us and revise future filings to disclose the unamortized discount or premium reported in your balance sheet as a deduction from or addition to the face amount of each note outstanding. Also revise future filings to disclose the amount of any amortization of discount or premium reported in your income statement.

Response:
The Senior Notes, as disclosed in the 10-K are comprised of the following issuances (all amounts in 000's). We will revise future filings to include this information.

   ------------------------------------------------------------------------
                          Description                      Carrying Value
   ------------------------------------------------------------------------

   10.75% Senior Notes (including unamortized
   premium of $1,327)                                         $271,327

   5% Senior Secured Notes (including unamortized
   discount of $2,358)                                         $12,642

   10% Senior Secured Notes (including unamortized
   discount of $652)                                           $10,348

   10.375% Series B Senior Notes                               $15,219

   10.375% Series D Senior Notes (including
   unamortized discount of $127)                               $12,035

   13% Exchange Notes                                         $224,033
                                                           -------------
   Total                                                      $545,604


The net amount of amortization of debt discount/premium included in the Company's income statement for the year ended December 31, 2004 was $587. We will include this information in future filings for each period that an income statement is presented.

2. Note 12 - Debt, page 55, footnote D

Staff Comment:
We note that your February 18, 2004 Exchange Offer was accounted for as troubled debt restructuring under SFAS 15. Please provide us with your restructuring gain calculation and describe your methodology, including any significant assumptions, for determining the new carrying amount for your restructured debt and the related restructuring gain.

Additionally please clarify your disclosure, "the remaining reduction in the principal of the Exchange Notes...will be recognized over the period to maturity of the Exchange Notes as a reduction of interest expense." Tell us how your accounting for this transaction is consistent with paragraph 17 of SFAS 15.

Response:
The calculation of the restructuring gain is as follows (all amounts in 000's)

                                           Series B     Series D      Total
                                           --------     --------      -----
Maturity value-Old Senior Notes            $120,000     $155,000     $275,000

Carrying value-Old Senior Notes            $120,000     $152,852     $272,852

Carrying value as % of maturity value      100.000%      98.614%

Maturity value of notes tendered           $104,781     $142,838     $247,619

Carrying value of notes tendered           $104,781     $140,859     $245,640



                                                           Exchange Notes
                                                           --------------
   Maturity value of Exchange Notes                              $173,334

   2004 interest @ 13%                                            $19,592

   2005 interest @ 13%                                            $22,533

   2006 interest @ 13%                                            $22,533

   2007 interest @ 13%                                             $5,633
                                                           ---------------
   Total future cash payments                                    $243,625



   Carrying value of notes tendered                              $245,640

   Total future cash payments of Exchange Notes                  $243,625
                                                           ---------------
   Gain on Exchange Offer                                          $2,015


The assumptions used in the calculation include:

     a. the unamortized discount on the Series D Senior Notes was allocated on a pro rata basis between the notes tendered in the Exchange Offer and the notes that were not tendered

     b. the calculation of the 2004 interest on the Exchange Notes is from February 18, 2004, the date of the Exchange

As stated in paragraph 17 of SFAS 15, "....If, however, the total future cash payments specified by the new terms of a payable, including both payments designated as interest and those designated as face amount, are less than the carrying amount of the payable, the debtor shall reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and shall recognize a gain on the restructuring of payables equal to the amount of the reduction." Based on the above calculation, we recorded a gain on the Exchange of $2,015 and correspondingly reduced the carrying value of the Exchange Notes to equal the total future cash payments of the Notes.

Also as stated in paragraph 17 of SFAS 15, "...Thereafter, all cash payments under the terms of the payable shall be accounted for as reductions of the carrying amount of the payable, and no interest expense shall be recognized on the payable for any period between the restructuring and maturity of the payable." Accordingly, all interest payments made by the Company on the Exchange Notes have been recorded as a reduction of the carrying amount of the debt and not as interest expense. The Company will revise future filings to replace the sentence "The remaining reduction in the principal of the Exchange Notes compared to the Old Senior Notes will be recognized over the period to maturity of the Exchange Notes as a reduction of interest expense" with the following, "There will be no interest expense recognized on the Exchange Notes and the cash interest payments made will be accounted for as a reduction of the carrying amount of the Exchange Notes."

3. Note 12 - Debt, page 55, footnote D

Staff Comment:
We note that under the Modification Agreement of your 2009 Debentures, "the holders of these modified notes retain the right to collect the original maturity value and interest thereon at the original interest rate if the Company meets certain financial tests and ratios." Given this fact please tell us why it is appropriate to calculate interest expense on these notes using the modified interest rate of 1.61% and the reduced maturity amount. Additionally, please tell us and revise future filings to disclose the applicable financial tests and ratios that would entitle holders to collect the original maturity value and interest.

Response:
Under the terms of the Modification Agreement for the 2009 Debentures, the holders of the modified notes retain the right to collect the original maturity value ("contingent principal") and interest thereon at the original interest rate ("contingent interest") if the Company meets the Available Cash requirements (as defined in the Modification Agreement) and the Fixed Charge Coverage Ratio (as defined in the Indenture to the Exchange Notes). The Available Cash requirement states that the Company must have at least $20 million in cash on hand or available under any credit agreements of the Company or certain subsidiaries (excluding Kinetek) after giving effect to a pro forma payment of the interest on the Debentures at the original interest rate, and that cash availability must have existed for all days since the last interest payment date on the Exchange Notes. The Fixed Charge Coverage Ratio measures the ratio between Consolidated Cash Flow (as defined) and Fixed Charges (as defined) and must have been at least 2.0 to 1 for the twelve month period preceding the payment of any contingent principal or contingent interest. Since entering into the Modification Agreement, the Company has not met the Available Cash requirement or the Fixed Charge Coverage Ratio as described above. At this time we can not estimate when and if these targets will be met. Therefore, we have acted in accordance with paragraph 22 of SFAS 15 which states, "If a troubled debt restructuring involves amounts contingently payable, those contingent amounts shall be recognized as a payable and as interest expense in future periods in accordance with paragraph 8 of SFAS 5. Thus, in general, interest expense for contingent payments shall be recognized in each period in which (a) it is probable that a liability has been incurred and (b) the amount of that liability can be reasonably estimated." At this time, the payment of the contingent principal or contingent interest is not probable and therefore the interest expense has been computed using the modified interest rate and the reduced maturity level.

We will revise future filings to describe the applicable financial tests and ratios that would entitle holders of the modified debt to the contingent principal and contingent interest.

4. Note 27 - Condensed Consolidating Financial Statements, page 70

Staff Comment:
Please tell us and revise future filings to disclose whether or not all subsidiary guarantors are 100% owned by the parent company guarantor, the guarantees are full and unconditional, and the guarantees are joint and several. If not, please tell us why you believe that you comply with Rule 3-10(d) of Regulation S-X.

Response:
Each of the subsidiary guarantors is "100% owned" (as defined in Rule 3-10 of Regulation S-X) by the Company, and in all cases the guarantees are full and unconditional and joint and several. We will revise future filings to disclose these facts.


Jordan Industries, Inc. hereby acknowledges that:

   o it is responsible for the adequacy and accuracy of the disclosure in its filings;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please feel free to contact me should you have any additional questions or comments regarding our filing.


Best regards,


/s/  Norman R. Bates

Norman R. Bates
Chief Financial Officer
Jordan Industries, Inc.